TIFFANY & CO.
                               600 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-755-8000



JAMES N. FERNANDEZ
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER


February 8, 2006


Mr. Michael Moran
Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
CF / AD11
Washington, DC  20549-3561

         RE:      Tiffany & Co.
                  Form 10-K for Fiscal Year Ended January 31, 2005 Filed April 14, 2005

                  Forms 10-Q for Fiscal Quarters Ended April 30, 2005, July 31, 2005 and October 31, 2005
                  File No. 1-09494

Dear Mr. Moran:

The Registrant, Tiffany & Co. ("the Company") is in receipt of your letter dated January 25, 2006, which sets forth the Staff's comments relating to your review of the above referenced filings.

The Company acknowledges that: it is responsible for the adequacy and accuracy of all disclosures made in its filings; that the Securities and Exchange Commission ("the Commission") staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following sets forth the Company's response to your comments, labeled to coincide with the headings of your letter. To facilitate reference, the Staff's comments have been inserted first under the topic headings.

Form 10-K for Fiscal Year Ended January 31, 2005
------------------------------------------------

Item 9A. Disclosure Controls and Procedures, page 29
----------------------------------------------------

     1. We note your disclosure that your "chief executive officer and chief financial officer concluded that, as of the end of the period covered by this annual report, Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by Registrant in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

               The Company's 10-K for the Fiscal Year Ended January 31, 2005 will be amended, and future filings will include this additional language. The following represents the revised disclosure:

               "Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), Registrant's chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

               In addition, Registrant's chief executive officer and chief financial officer have determined that there have been no changes in Registrant's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Registrant's internal control over financial reporting.

               Registrant's management, including its chief executive officer and chief financial officer necessarily applied their judgment in assessing the costs and benefits of such controls and procedures. By their nature, such controls and procedures cannot provide absolute certainty, but can provide reasonable assurance regarding management's control objectives. Our chief executive officer and our chief financial officer have concluded that Registrant's disclosure controls and procedures are (i) designed to provide such reasonable assurance and (ii) are effective at that reasonable assurance level."

     2. We note your statement that a "control system, irrespective of how well it is designed and operated, can only provide reasonable assurance, and cannot guarantee, that it will succeed in its stated objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principle executive officer and principle financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

                  See response under question #1 above.



Form 10-Q for the Quarter ended April 30, 2005
----------------------------------------------
Form 10-Q for the Quarter ended July 31, 2005
---------------------------------------------
Form 10-Q for the Quarter ended October 31, 2005
------------------------------------------------

Item 4. Controls and Procedures, (a)Evaluation of Controls and Procedures, page
--------------------------------------------------------------------------------
25
--

     3. We note your statement that your chief executive officer and your chief financial officer concluded that "the Company's disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

               The  Company's  10-Q filings  listed  above will be amended,  and
               future  filings  will  include  this  additional  language.   The
               following represents the revised disclosure:

               "Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934), Registrant's chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

               In addition, Registrant's chief executive officer and chief financial officer have determined that there have been no changes in Registrant's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Registrant's internal control over financial reporting.

               Registrant's management, including its chief executive officer and chief financial officer necessarily applied their judgment in assessing the costs and benefits of such controls and procedures. By their nature, such controls and procedures cannot provide absolute certainty, but can provide reasonable assurance regarding management's control objectives. Our chief executive officer and our chief financial officer have concluded that Registrant's disclosure controls and procedures are (i) designed to provide such reasonable assurance and (ii) are effective at that reasonable assurance level."

     4. In addition, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

                  See response under question #3 above.

     5. We note your statement that a "control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principle executive officer and principle financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to
          Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

                  See response under question #3 above.

     6. Please note that Item 308(c) of Regulation S-K requests disclosure of any changes (not just significant changes) in a company's internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to affect, the company's internal control over financial reporting. Please revise your disclosure to confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, the company's internal control over financial reporting.

                  See response under question #3 above.


If you have any questions or comments, please advise.

Sincerely,


/s/ James N. Fernandez


cc: Michael J. Kowalski - Chairman of the Board and Chief Executive Officer Patrick B. Dorsey - Senior Vice President - General Counsel and Secretary Patrick F. McGuiness - Group Vice President - Finance
       Henry Iglesias - Vice President - Controller
       John F. Schaedel - Vice President - Internal Audit